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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 1)
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                         MASSACHUSETTS ELECTRIC COMPANY
                                (NAME OF ISSUER)

                          NEW ENGLAND ELECTRIC SYSTEM
                       (NAME OF PERSON FILING STATEMENT)

                                    TITLE                                  CUSIP NUMBER
    ---------------------------------------------------------------------  ------------
    Massachusetts Electric Company, Cumulative Preferred Stock
         4.44% Series....................................................  575634 20 9
         4.76% Series....................................................  575634 30 8
         6.99% Series....................................................  575634 70 4
    Preferred Stock-Cumulative, 6.84% Series.............................  575634 80 3

       (TITLE OF CLASS OF SECURITIES) (CUSIP NO. OF CLASS OF SECURITIES)

                               MICHAEL E. JESANIS
                          VICE PRESIDENT AND TREASURER

                                KIRK L. RAMSAUER
                           ASSOCIATE GENERAL COUNSEL

                          NEW ENGLAND ELECTRIC SYSTEM
                               25 RESEARCH DRIVE
                     WESTBOROUGH, MASSACHUSETTS 01582-0099
                                 (508) 389-2972
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                     BEHALF OF THE PERSON FILING STATEMENT)

                                NOVEMBER 7, 1997
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
                $54,400,000                                       $10,880

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* Solely for purposes of calculating the filing fee and computed pursuant to
  Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each series of securities listed above pursuant to the Offer described in the Offer to Purchase and Proxy Statement filed as an Exhibit hereto.

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     $10,880
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Form or Registration No.:   Schedule 13E-4
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Filing Party:               New England Electric System
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Date Filed:                 November 7, 1997
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     THIS AMENDMENT NO. 1 IS BEING FILED FOR THE SOLE PURPOSE OF ADDING EXHIBITS 9(a)(9) AND 9(a)(10).

ITEM 1.  SECURITY AND ISSUER.

     (a) Incorporated herein by reference to the information appearing on the front cover of the Offer to Purchase and Proxy Statement, dated November 6, 1997, filed as Exhibit 9(a)(1) to this Issuer Tender Offer Statement on Schedule 13E-4 (the "Offer to Purchase and Proxy Statement").

     (b) Incorporated herein by reference to the information appearing on the front cover of the Offer to Purchase and Proxy Statement, and to the information appearing under the captions "Terms of the Offer -- Number of Shares; Purchase Prices; Expiration Date; Dividends" and "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement.

     (c) Incorporated herein by reference to the information appearing under the caption "Price Range of Shares; Dividends" in the Offer to Purchase and Proxy Statement.

     (d) New England Electric System, a Massachusetts voluntary association ("NEES"), is the person filing this Statement and is the owner of 100% of the common stock of the issuer, Massachusetts Electric Company ("Mass. Electric"). NEES' principal office is at 25 Research Drive, Westborough, Massachusetts 01582-0099. The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 1, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefore.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) Incorporated herein by reference to the information appearing under the caption "Source and Amount of Funds" in the Offer to Purchase and Proxy Statement.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

     Incorporated herein by reference to the information appearing under the caption "Purpose of the Offer, Proposed Amendment, and Proxy Solicitation," and "Terms of the Offer -- Certain Effects of the Offer" in the Offer to Purchase and Proxy Statement.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     Incorporated herein by reference to the information appearing under the caption "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Incorporated herein by reference to the information appearing under the caption "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Incorporated herein by reference to the information appearing under the caption "Fees and Expenses Paid to Dealers" in the Offer to Purchase and Proxy Statement.

ITEM 7.  FINANCIAL INFORMATION.

     (a) Incorporated herein by reference to the financial statements included in the Annual Report on Form 10-K for the year ended December 31, 1996 and the Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 of Mass. Electric and to the information appearing under the caption "Summary of Financial Information" in the Offer to Purchase and Proxy Statement.

     (b) Not applicable.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) Incorporated herein by reference to the information appearing under the caption "Terms of the Offer -- Certain Conditions of the Offer" in the Offer to Purchase and Proxy Statement.

     (c) Not applicable.

     (d) Not applicable.

     (e) See Exhibits 9(a)(1) and 9(a)(2).

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.                                     DESCRIPTION
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9(a)(1)*      Offer to Purchase and Proxy Statement, dated November 6, 1997.
9(a)(2)*      Forms of Letter of Transmittal and Proxy for Dividend Series Preferred Stock
              and Preferred Stock -- Cumulative.
9(a)(3)*      Notice of Guaranteed Delivery and Proxy.
9(a)(4)*      Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and other
              Nominees.
9(a)(5)*      Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and
              other Nominees.
9(a)(6)*      Forms of Letters to Shareholders for Dividend Series Preferred Stock and
              Preferred Stock -- Cumulative, dated November 6, 1997.
9(a)(7)*      Summary Instructions for Participating in the Offer.
9(a)(8)*      Guidelines for Certification of Taxpayer Identification Number on Substitute
              Form W-9.
9(a)(9)       Press Release.
9(a)(10)      Summary Advertisement.
9(b)          Not applicable.
9(c)          Not applicable.
9(d)*         Tax Opinion of Hale and Dorr LLP
9(e)          Not applicable.
9(f)          Not applicable.
9(g)*         Annual Report on Form 10-K for the year ended December 31, 1996 (incorporated by reference).
9(h)*         Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (incorporated by reference).


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* Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 1997

                                          NEW ENGLAND ELECTRIC SYSTEM

                                          By: /s/ MICHAEL E. JESANIS
                                            ------------------------------------
                                            Vice President and Treasurer

                                 EXHIBIT INDEX


EXHIBIT NO.                                     DESCRIPTION
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9(a)(1)*      Offer to Purchase and Proxy Statement, dated November 6, 1997.
9(a)(2)*      Forms of Letter of Transmittal and Proxy for Dividend Series Preferred Stock
              and Preferred Stock -- Cumulative.
9(a)(3)*      Notice of Guaranteed Delivery and Proxy.
9(a)(4)*      Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and other
              Nominees.
9(a)(5)*      Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and
              other Nominees.
9(a)(6)*      Forms of Letters to Shareholders for Dividend Series Preferred Stock and
              Preferred Stock -- Cumulative, dated November 6, 1997.
9(a)(7)*      Summary Instructions for Participating in the Offer.
9(a)(8)*      Guidelines for Certification of Taxpayer Identification Number on Substitute
              Form W-9.
9(a)(9)       Press Release.
9(a)(10)      Summary Advertisement.
9(b)          Not applicable.
9(c)          Not applicable.
9(d)*         Tax Opinion of Hale and Dorr LLP
9(e)          Not applicable.
9(f)          Not applicable.
9(g)*         Annual Report on Form 10-K for the year ended December 31, 1996 (incorporated by reference).
9(h)*         Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (incorporated by reference).


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* Previously filed.